Austrian

RECEIVED

2008 AUG 12 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08004315

July 28, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 14 2008
THOMSON REUTERS

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

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8/13

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG,
registered with Vienna
Commercial Court under
FN 111000k, registered Office
in Vienna, DVR 0091740

Austrian

RECEIVED
2008 AUG 12 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 28, 2008

Ad-Hoc Release

POSITIVE DEVELOPMENT IN THE SECOND QUARTER DESPITE CHALLENGING MARKET ENVIRONMENT

Result forecast for 2008 confirmed

Despite the increasing challenging market environment an expected positive development of the financial performance was seen in the second quarter 2008 compared with the first quarter. In the second quarter of 2008, EBIT totalled EUR 25.5m, up 12.8% from last year. EBIT was EUR -24.6m in the first half-year, compared to EUR 10.1m in the previous year due to the negative impact of the first quarter.

The net profit climbed to EUR 11.7m in the second quarter, up from EUR 7.7m in the same period of the previous year. This development partially compensated for first quarter results. Nevertheless, the net result for the first half-year 2008 totalled EUR -48.7m, compared to EUR -8.6m in the first six months of 2007.

Flight revenue increased by 3.6% in the second quarter of 2008, to EUR 642.1m. Total flight revenue was slightly down 1.5% in the first six months, to EUR 1,142.5m, due to the redimensioning of the long-haul segment in 2007.

Operating revenue in the second quarter improved by EUR 20.0m, to EUR 682.8m. The relatively weak performance in the period January-March led to an overall slight decline in operating revenue of 1.5% in the first half-year 2008, to EUR 1,226.2m.

Total cash and cash equivalents as at June 30, 2008 were at EUR 231.4m, disposable securities stood at EUR 93.9m, summing up to EUR 325.3m. The equity ratio increased to 26.3% as at June 30, 2008 (June 30, 2007: 24.7%). At present the company can confirm the earlier forecast, and expects a net result for the 2008 financial year ranging from EUR –70m to EUR –90m.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com
Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com
Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2, A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com
Die Angaben zur Offenlegung gemäß §§ 24 und 25 Mediengesetz sind unter www.austrian.com auffindbar / Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

END